FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                         For the month of February 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

JE deal with sanofi pasteur


Acambis signs JE partnership agreement with sanofi pasteur


Cambridge, UK and Cambridge, Massachusetts - 14 February 2007 - Acambis plc (Acambis) (LSE: ACM) announces a partnership agreement with sanofi pasteur, the vaccines business of the sanofi-aventis Group, for ChimeriVax(TM)-JE, Acambis' single-dose vaccine against Japanese encephalitis (JE).

Under the agreement, Acambis has granted sanofi pasteur marketing, distribution and certain manufacturing rights to ChimeriVax-JE worldwide, excluding India and the Indian subcontinent where Acambis has an existing agreement with Bharat Biotech International Limited, and also excluding the US, for which sanofi pasteur has been granted an option. Sanofi pasteur plans to introduce the new vaccine in Europe and throughout the Asia Pacific region, with particular focus on the large endemic countries, including Thailand and China.

Acambis will receive royalties on sales and payment for the supply of bulk manufactured ChimeriVax-JE product. In addition, it will receive upfront and milestone payments of up to EUR30 million (c. GBP20m) following marketing authorisation of ChimeriVax-JE in key endemic countries and in the European Union. Acambis has already established a large-scale manufacturing process at its facility in Canton, MA, US, from which it will supply sanofi pasteur with bulk ChimeriVax-JE vaccine.

Gordon Cameron, Chief Executive Officer of Acambis, commented:

"ChimeriVax-JE has the potential to transform the use of JE vaccines. Sanofi pasteur is a world leader in vaccines and, in our view, the best partner for ChimeriVax-JE. We are looking forward to working with sanofi pasteur to ensure our vaccine reaches those who need it."

Dave Williams, Chief Executive Officer of sanofi pasteur, commented:

"Sanofi pasteur will further contribute to the fight against a devastating disease by bringing Acambis' innovative JE vaccine to endemic countries. We believe a single-dose vaccine will hold significant advantages for use in routine immunization programmes in a region where several billion people live."


According to the WHO, approximately 30,000 to 50,000 people suffer from JE annually, mainly in Asia(1). During a recent epidemic in northern India and Nepal, JE killed more than 1,000 people, most of them children(2). An estimated three billion people live in JE-endemic regions, which include Thailand, China, Japan, India and parts of Australia.

Acambis has published positive data from its pivotal Phase 3 safety trial in October 2006. Encouraging data from the blinded pivotal Phase 3 efficacy trial were announced at the same time and the Company intends to publish the unblinded data in the first quarter of 2007. Clinical results show that Acambis' ChimeriVax-JE requires only one dose for adequate protection against JE versus two or three required with other JE vaccines.


                                     -ends-


Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959

References:

(1) WHO, Water Related Disease, Japanese encephalitis www.who.int/water_sanitation_health/diseases/encephalitis/en/

(2) WHO, Regional Office for South-East Asia, Immunization and Vaccine Development, Japanese encephalitis www.searo.who.int/en/section1226/section2073.asp

Notes to editors:

About Japanese encephalitis

Japanese encephalitis is a disease caused by a mosquito-borne flavivirus that affects the membranes around the brain. Most JE virus infections are mild (fever and headache) or without apparent symptoms but approximately one in 200 infections results in severe disease characterized by rapid onset of high fever, headache, neck stiffness, disorientation, coma, seizures, spastic paralysis and death. The case fatality rate can be as high as 60% among those with disease symptoms. Around 30% of those who survive suffer from lasting damage to the central nervous system. In areas where the JE virus is common, encephalitis occurs mainly in young children.

About ChimeriVax-JE

  - ChimeriVax-JE is being developed to provide a safe, single-dose JE vaccine for travellers and those living in JE-endemic regions.
  - It is a live, attenuated, injectable vaccine and was developed using Acambis' proprietary ChimeriVax(TM) technology.
  - In November 2006, Acambis announced positive safety results from pivotal Phase 3 trials of ChimeriVax-JE, as well as promising preliminary results from the Phase 3 efficacy trials. Additional data from the Phase 3 ChimeriVax-JE efficacy trials are expected during the first quarter of 2007.
  - In previous trials, subjects vaccinated with ChimeriVax-JE exhibited an immune response with long-term memory and a rapid rise in protective antibodies on exposure to the virus.
  - Acambis has recently initiated a Phase 2 paediatric trial in India.

About ChimeriVax

ChimeriVax was developed jointly by Acambis and St Louis University and has been used by Acambis to develop vaccines against Japanese encephalitis, West Nile and dengue. Acambis has held an exclusive worldwide licence to the technology platform from St Louis University since 1997. The technology uses a live, attenuated strain of the yellow fever virus as a backbone into which elements of the target virus are introduced to create new "chimeric" viruses as vaccines. Sanofi pasteur has previously licensed another ChimeriVax-based vaccine from Acambis, ChimeriVax-Dengue.

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management' in the Company's 2005 Annual Report and "Risk factors' in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.





                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 14 February 2007                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.